Panex Resources Inc.
30 Ledgar Road
Balcatta, Western Australia
6021

VIA EDGAR

December 19, 2011

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC
20549-4631

Attention:  Anne Nguyen Parker

Dear Ms. Parker:

Re:	Panex Resources Inc. (the “Company”)
Amendment #3 to Registration Statement on Form S-1
Filed October 18, 2011
File No. 333-172375

Further to your comment letter dated October 20, 2011, enclosed for filing are copies each of the following documents, which have also been filed via EDGAR:

1.	Form S-1/A – 4th Amendment (in triplicate);
2.	redlined Form S-1/A (in triplicate); and
3.	this response letter (in duplicate).

I confirm that the amended registration statement has been updated with financial statements for the most recent completed fiscal year ended August 31, 2011.

Also, to assist you with your review of the Registration Statement, the following are the Company’s responses to your comment letter dated September 9, 2011 with the page references made to the this filing of the registration statement:

Amendment No. 2 to Registration Statement on Form S-1

General

1.	As requested, the Company has included the applicable page numbers of the redlined version of the Form S-1/A where the responsive disclosure can be found.

2.	The disclosure has been updated as required. See “Executive Compensation” on page 51 of the Form S-1/A and page 48 of the EDGAR file.

3.
The disclosure has been revised to provide a detailed description of the specific substantive steps taken by the Company since incorporation.  See “Description of Business” on page 23 of the Form S-1/A (and page 22 of the EDGAR file), “Business of Panex” on pages 23-26 (pages 22-25), and “Plan of Operation” on page 26 (page 25).

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Also, the statements in question have been modified or deleted from the disclosure.  See “Prospectus Summary” on page 5 of both the Form S-1/A and the EDGAR file, “Business of Panex” on pages 23-26 (pages 22-25), and “Plan of Operation” on page 26 (page 25).

Finally, please note that the history of the Company’s prior exploration projects and activity can be found in the notes to the Company’s financial statements.  See “Note #3” on page F-9 to F-10 and “Note #5” on pages F10 - F11 of both the Form S-1/A and the EDGAR file.

I trust the above to be satisfactory.  If you have any questions or require anything further contact Rene Daignault at 604-648-0527 or rene@rhdlawcorp.com.

Sincerely,

Panex Resources Inc.

Per:  /s/ Klaus Eckhof

Klaus Eckhof
Director, Chief Executive Officer,
President, and
Principal Executive Officer

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